Exhibit 3.10

CERTIFICATE OF FORMATION

OF

ATLANTIC AUBURNDALE, LLC

This Certificate of Formation of ATLANTIC AUBURNDALE, LLC, dated November 7, 2008, is being duly executed and filed by Mitchell D. Carroll, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

FIRST:                                                   The name of the limited liability company is:

ATLANTIC AUBURNDALE, LLC

SECOND:                                    The address of the registered office of the limited liability company in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, New Castle County and the registered agent for service of process on the limited liability company at such address is The Corporation Trust Company.

/s/ Mitchell D. Carroll
Mitchell D. Carroll
Authorized Person